UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Edible Garden AG Incorporated

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28059P204

(CUSIP Number)

MARK S. HOWELLS

ZELLA TRIBE LIMITED PARTNERSHIP

23350 N. Pima Rd.

Scottsdale, Arizona 85255

(602) 230-2014

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 27, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28059P204

1	NAME OF REPORTING PERSON

Zella Tribe Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arizona
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		150,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 28059P204

1	NAME OF REPORTING PERSON

Howells Family Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arizona
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		150,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 28059P204

1	NAME OF REPORTING PERSON

Mark S. Howells
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		150,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 28059P204

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Shares”), of Edible Garden AG Incorporated, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 283 County Road 519, Belvidere, New Jersey 07823.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Zella Tribe Limited Partnership, an Arizona asset management limited partnership (“Zella Tribe”);
(ii)	Howells Family Holdings, LLC, an Arizona limited liability company (“Howells Family Holdings”), which serves as the general partner of Zella Tribe; and
(iii)	Mark S. Howells, who serves as the managing member of Howells Family Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The business address of each of the Reporting Persons is 23350 N. Pima Rd., Scottsdale, Arizona 85255.

(c)       The principal business of Zella Tribe is investing in securities. The principal business of Howells Family Holdings is serving as the general partner of Zella Tribe. The principal occupation of Mr. Howells is serving as Executive Chairman & Founder of M.S. Howells & Co., a registered, full-service broker-dealer, and the managing member of Howells Family Holdings.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Zella Tribe and Howells Family Holdings is organized under the laws of the State of Arizona. Mr. Howells is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer purchased by Zella Tribe were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 150,000 Shares owned directly by Zella Tribe is approximately $274,880, including brokerage commissions.

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CUSIP No. 28059P204

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to engage in communications with the Issuer’s management team and Board of Directors (the “Board”) regarding means to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 2,448,717 Shares outstanding as of April 12, 2023 as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 26, 2023.

A.	Zella Tribe
(a)	As of the close of business on May 1, 2023, Zella Tribe directly beneficially owned 150,000 Shares.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 150,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 150,000
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CUSIP No. 28059P204

(c)	The transactions in the Shares by Zella Tribe during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Howells Family Holdings
(a)	Howells Family Holdings, as the general partner of Zella Tribe, may be deemed the beneficial owner of the 150,000 Shares beneficially owned by Zella Tribe.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 150,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 150,000
(c)	Howells Family Holdings has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Zella Tribe during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Howells
(a)	Mr. Howells, as the managing member of Howells Family Holdings, may be deemed the beneficial owner of the 150,000 Shares beneficially owned by Zella Tribe.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 150,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 150,000
(c)	Mr. Howells has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Zella Tribe during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
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CUSIP No. 28059P204

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 2, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Zella Tribe Limited Partnership, Howells Family Holdings, LLC and Mark S. Howells, dated May 2, 2023.

8

CUSIP No. 28059P204

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2023

Zella Tribe Limited Partnership

By:	Howells Family Holdings, LLC
General Partner

By:	/s/ Mark S. Howells
	Name:	Mark S. Howells
	Title:	Managing Member

Howells Family Holdings, LLC

By:	/s/ Mark S. Howells
	Name:	Mark S. Howells
	Title:	Managing Member

/s/ Mark S. Howells
Mark S. Howells

9

CUSIP No. 28059P204

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

ZELLA TRIBE LIMITED PARTNERSHIP

Purchase of Common Stock	12,450	1.7716	04/17/2023
Purchase of Common Stock	2,100	1.7900	04/18/2023
Purchase of Common Stock	32,850	1.9239	04/19/2023
Purchase of Common Stock	18,339	1.8420	04/20/2023
Purchase of Common Stock	24,261	1.8190	04/21/2023
Purchase of Common Stock	1,799	1.8353	04/24/2023
Purchase of Common Stock	8,341	1.8354	04/25/2023
Purchase of Common Stock	21,860	1.7990	04/26/2023
Purchase of Common Stock	3,500	1.7000	04/27/2023
Purchase of Common Stock	16,423	1.7917	04/28/2023
Purchase of Common Stock	8,077	1.7978	04/30/2023